
Arnold Golub
Vice President
Office of General Counsel

October 15, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 8, 2025, The Nasdaq Stock Market (the "Exchange") received from BlackRock ETF Trust II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Shares of beneficial interest, no par value of

iShares Emerging Markets Bond Active ETF


We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,